Exhibit 2.1

ACQUISITION AGREEMENT

This Acquisition Agreement (“Agreement”, transaction herein known as the “Acquisition”) is made and entered into as of May 12, 2021 (the “Effective Date”), by and between Rennova Health, Inc., a Delaware corporation, with its principal office at, 400 S. Australian Ave. 8th Floor. West Palm Beach, FL 33401 (“Rennova” or “RNI”) and VisualMed Clinical Solutions, Corp. 50 West Liberty Street, Suite 880, Reno, Nevada 89501 (“VMCS”). Each of RNI and VMCS is referred to herein individually as a “Party,” or collectively as the “Parties.”

WHEREAS, each of Advanced Molecular Services Group, Inc., a Florida corporation (“AMSG”), and Health Technology Solutions, Inc., a Florida corporation (“HTS”), is a wholly-owned direct subsidiary of Rennova;

WHEREAS, each of CollabRx, Inc. and Genomas, Inc. is a wholly-owned subsidiary of AMSG (collectively with AMSG, the “AMSG Subsidiaries”);

WHEREAS, each of Clinlab, Inc. and Medical Mime, Inc. is a wholly-owned subsidiary of HTS (collectively with HTS, the “HTS Subsidiaries,” and, with the AMSG Subsidiaries, the “RNI Subsidiaries”); and

WHEREAS, pursuant to the terms and conditions of this Agreement, Rennova desires to sell to VMCS all of its shares of AMSG and HTS and VMCS desires to purchase all of such shares (collectively, the “Shares”);

NOW, THEREFORE, for good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the Parties agree as follows:

1.	Purchase and Sale. Subject to the terms and conditions of this Agreement, on the Closing Date (as hereinafter defined), Rennova shall sell, transfer and assign to VMCS and VMCS shall purchase from Rennova, all of Rennova’s right, title and interest to the Shares. The aggregate purchase price for the Shares shall be:

a)	Approximately $14,000,000 (fourteen million dollars equals 14,000 Preference B shares) in shares of Series B Non-Voting Convertible Preferred Stock of VMCS (issuable pursuant to the Certificate of Designation in the form attached hereto as Exhibit B (the “Series B Preferred Stock”)). The quantity and value will be confirmed at closing and there will be a post-closing adjustment where VMCS will issue additional Preference B shares equal to the number required to cancel all debt owed to Rennova Health, Inc. from the subsidiaries being separated. For the avoidance of doubt, post-closing, there will be no liabilities to Rennova Health, Inc. from the AMSG Subsidiaries or the HTS Subsidiaries.

Note: The parties are aware that there will be a transfer by Gerard Dab of 1,000 shares of Class A Supermajority Voting Preferred Stock of VMCS owned by him, per the terms of the agreement entered into between Gerard Dab and Epizon Limited dated May 2nd 2021. Upon the transfer of these Preference A shares Epizon Limited will be able to exercise control over all matters submitted for stockholder approval.

2.	Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Shares contemplated hereby shall take place at a closing (the “Closing”) to be held at a mutually agreeable date and time (the “Closing Date”) no later than May 31, 2021. This closing date can be mutually extended for another 30 days if items required for closing are in process but not complete. On the Closing Date, Rennova shall deliver to VMCS stock certificates evidencing the Shares of the subsidiaries being acquired, duly endorsed in blank or accompanied by stock powers or other instruments of transfer, and VMCS shall deliver stock certificates representing the shares of Series B Preferred Stock to Rennova.

3.	Closing Conditions.

a)	The obligations of Rennova to sell, transfer and assign the Shares to VMCS hereunder are subject to the satisfaction or waiver of the following conditions as of the Closing:

i)	the representations and warranties of VMCS in this Agreement shall be true and correct on and as of the Closing Date with the same effect as though made at and as of such date, and VMCS shall have delivered an Officer’s Certificate to that effect;

ii)	VMCS shall have performed and complied in all material respects with the agreements and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date;

iii)	VMCS shall have obtained any and all consents, permits, approvals, registrations and waivers necessary or appropriate for consummation of the transactions contemplated hereby;

iv)	from the date of this Agreement through to the Closing Date, there shall not have occurred any change, circumstance, or event concerning VMCS that has had or could be reasonably likely to have an Adverse Effect, or without approval from RNI.

i)	the existing designation for Series A Preferred Stock of VMCS that was previously created shall have been withdrawn or amended to the Designation provided.

ii)	the Certificates of Designation authorizing the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock shall have been filed with the Secretary of State of the State of Nevada and shall be in full force and effect on the closing date or before the delivery of the Preference shares per this agreement;

iii)	the current officers of VMCS shall have submitted their resignations, except that Gerard Dab will agree to remain a director for one year or until the next shareholders meeting under the terms of a consulting agreement to be entered into between VCMS and Dial M Productions of Buffalo, WY, and new officers and directors as designated by Rennova shall have been elected

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iv)	the Stockholders of VMCS shall have approved this Agreement, (by the written consent of a majority of the shareholders), for the transactions contemplated hereby in accordance with applicable law and VMCS’s Certificate of Incorporation and Bylaws. For the avoidance of doubt the shareholders will have approved any amendment required to the Articles or Bylaws to permit the voting control defined in the Preference A shares

v)	Outstanding filings that are required by OTC Markets will be filed. Rennova will pay $15,000 on signing this agreement to the accounting firm or lawyer to facilitate completion of these filings.

vi)	Current officers and directors will cause approximately 14M (fourteen million) common shares of VMS to be returned to treasury or cancelled and recorded as such by the Company’s transfer agent

vii)	Old Monmouth Transfer Agent will verify the shareholder list and shares issued before closing

viii)	A twelve month consulting agreement for communication services will be completed with Dial M Productions, LLC., of Buffalo, WY for a one off payment of $60,000 to be paid upon receipt of funding by VMCS or within 90 days and for $3,750 per month. The contract can be cancelled without cause after 120 days with provision of 30 days written notice

ix)	Gerard Dab was owed approximately $500,000 (five hundred thousand dollars) by VMCS. Mr. Dab forgave or has agreed to forgive approximately $300,000 (three hundred thousand dollars) in return for the Preference A shares received by him. The remaining to $200,000 (two hundred thousand dollars) of debt will be exchanged into 200 Preference C shares at closing. No other debts will exist in VMCS at closing.

i)	To disclose any and all bank accounts held by the Company and to agree with new management the assignment or closing of such accounts

ii)	VMCS will authorize and complete a name change to InnovaQor, Inc. with the State and take whatever steps are required to inform the SEC and/or FINRA of the name change and request for a new trading symbol.

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b)	The obligations of VMCS to acquire the Shares of the subsidiaries of Rennova hereunder are subject to the satisfaction or waiver of the following conditions as of the Closing:

i)	the representations and warranties of Rennova in this Agreement shall be true and correct on and as of the Closing Date with the same effect as though made at and as of such date and Rennova shall have delivered an Officer’s Certificate to that effect;

ii)	Rennova shall have performed and complied in all material respects with the agreements and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date;

iii)	Rennova shall have obtained any and all consents, permits, approvals, registrations and waivers necessary or appropriate for consummation of the transactions contemplated hereby;

iv)	from the date of this Agreement through to the Closing Date, there shall not have occurred any change, circumstance or event concerning the RNI Subsidiaries that has had or could be reasonably likely to have an Adverse Effect;

v)	the shareholders of the RNI Subsidiaries shall have approved this Agreement, the Acquisition and the transactions contemplated hereby in accordance with applicable law and their Articles of Incorporation and Bylaws.

vi)	the 2018 and 2019 audits and unaudited numbers for 2020 for the AMSG Subsidiaries and the HTS Subsidiaries shall have been delivered prior to closing.

c)	Further Actions. If at any time after the Effective Time, VMCS or RNI reasonably determines that any deeds, assignments, or instruments, or confirmations of transfer are necessary or desirable to carry out the purposes of this Agreement, the officers and directors of VMCS and RNI are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary or desirable actions.

4.	RNI’s Representations and Warranties. RNI represents and warrants to VMCS that the statements contained in this Section are true and correct as of the Effective Date and will be true and correct as of the Closing Date, as set forth herein and in the disclosure schedule delivered by RNI to VMCS (the “RNI Schedule”), arranged in sections corresponding to the paragraphs in this Section; the disclosure in any section or paragraph will qualify other paragraphs in this Section to the extent that it is reasonably apparent from a reading of the disclosure that it also qualifies or applies to such other paragraphs.

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a)	Organization. The RNI Subsidiaries are corporations validly existing and in good standing under the laws of their respective jurisdictions of organization and have all requisite power and authority and possess all necessary governmental approvals necessary to own, lease and operate their respective properties, to carry on their respective business as now being conducted, to execute and deliver this Agreement and the agreements contemplated herein, and to consummate the transactions contemplated hereby and thereby. The RNI Subsidiaries are duly qualified to do business and are in good standing in all jurisdictions in which their ownership of property or the character of their business requires such qualification, except where the failure to be so qualified would not reasonably be expected to have an Adverse Effect (as hereinafter defined). Certified copies of the Certificates of Incorporation of the RNI Subsidiaries, as amended to date, each as currently in effect, have been made available to VMCS, are complete and correct, and no amendments have been made thereto or have been authorized since the date thereof. Each RNI Subsidiary is not in violation of any of the provisions of its respective Certificate of Incorporation or Bylaws.

i)	The authorized capital of each of the RNI Subsidiaries is shown on the RNI Schedule.

ii)	There are no agreements, arrangements or understandings to which the RNI Subsidiaries are a party (written or oral) to issue any other shares or other measures of capital ownership of the RNI Subsidiaries. All of the outstanding shares were duly and validly issued and fully paid, are non-assessable and free of preemptive rights, and were issued in compliance with all applicable state and federal securities laws.

iii)	There are no outstanding (A) options, warrants, or other rights to purchase from the RNI Subsidiaries any shares or other measures of capital ownership of the RNI Subsidiaries; (B) debt securities or instruments convertible into or exchangeable for RNI Subsidiaries’ shares or other measures of capital ownership of the RNI Subsidiaries; or (C) commitments of any kind for the issuance of additional RNI Subsidiaries’ shares or options, warrants or other securities of the RNI Subsidiaries.

iv)	There are no options or other rights to acquire such shares or other measures of capital ownership and there are no preemptive rights or agreements, arrangements or understandings to issue preemptive rights with respect to the issuance or sale of any RNI Subsidiaries’ shares or other measures of capital ownership of the RNI Subsidiaries created by statute, their Certificates of Incorporation or Bylaws, or any agreement or other arrangement to which the RNI Subsidiaries are a party or to which they are bound and there are no agreements, arrangements or understandings to which the RNI Subsidiaries are a party (written or oral) pursuant to which the RNI Subsidiaries have the right to elect to satisfy any liability by issuing any of the RNI Subsidiaries’ shares or other measures of capital ownership of the RNI Subsidiaries.

v)	Other than their Bylaws, the RNI Subsidiaries are not a party or subject to any agreement or understanding, and, to the RNI Subsidiaries’ Knowledge, there is no agreement, arrangement or understanding between or among any persons which affects, restricts or relates to voting, giving of written consents, distributions, allocation of profits and losses, or transferability of shares or other measures of capital ownership of the RNI Subsidiaries, including any voting trust agreement or proxy.

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b)	Authorization. RNI has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by RNI and the consummation by RNI of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate and/or stockholder action by RNI and no other corporate proceedings on the part of the RNI and no other stockholder vote or consent is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by RNI. This Agreement and all other agreements and obligations entered into and undertaken in connection with the transactions contemplated hereby to which RNI is a party constitute the valid and legally binding obligations of RNI, enforceable against RNI in accordance with their respective terms, except as may be limited by principles of equity or applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws relating to or affecting the rights and remedies of creditors generally. The execution, delivery and performance by RNI of this Agreement and the agreements provided for herein, and the consummation by RNI of the transactions contemplated hereby and thereby, will not, with or without the giving of notice or the passage of time or both, violate the provisions of the Certificate of Incorporation or Bylaws of RNI, or (i) violate any judgment, decree, order or award of any court, governmental body or arbitrator; (ii) conflict with or result in the breach or termination of any term or provision of, or constitute a default under, or cause any acceleration under, or cause the creation of any lien, charge or encumbrance upon the properties or assets of RNI pursuant to, any indenture, mortgage, deed of trust or other instrument or agreement to which RNI is a party or by which RNI or any of its properties is or may be bound; or (iii) to RNI’s Knowledge, violate the provisions of any law, rule or regulation applicable to RNI, except where such violation would not reasonably be expected to have an Adverse Effect.

c)	No Conflict. The execution and delivery of this Agreement by RNI do not require any consent or approval under, result in any breach of, result in any loss of any benefit under, or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under; give to others any right of termination, vesting, amendment, acceleration or cancellation of; or result in the creation of any lien or encumbrance on any property or asset of the RNI Subsidiaries pursuant to any material agreement of the RNI Subsidiaries or other instrument or obligation of the RNI Subsidiaries.

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d)	Litigation. Except as provided in the RNI Schedule, there is no action, suit, legal or administrative proceeding or investigation pending or, to RNI’s Knowledge, threatened against or involving the RNI Subsidiaries (either as a plaintiff or defendant) before any court or governmental agency, authority, body or arbitrator. There is not in existence on the date hereof any order, judgment or decree of any court, tribunal or agency to RNI’s Knowledge enjoining or requiring the RNI Subsidiaries to take any action of any kind with respect to their business, assets or properties.

e)	Insurance. The RNI Schedule contains a listing of all current insurance policies of the RNI Subsidiaries. To RNI’s Knowledge, all such current insurance policies are in full force and effect, are in amounts of a nature that are adequate and customary for the RNI Subsidiaries business, and to RNI’s Knowledge are sufficient for compliance with all legal requirements and agreements to which it is a party or by which it is bound. All premiums due on current policies or renewals have been paid, and there is no material default under any of the policies,

f)	Personal Property. The RNI Subsidiaries have good and marketable title to all of their tangible personal property free and clear of all liens, leases, encumbrances, claims under bailment and storage agreements, equities, conditional sales contracts, security interests, charges, and restrictions, except for liens, if any, for personal property taxes not due. Such property is used by the RNI Subsidiaries in the ordinary course of their business and is sufficient for continued conduct of the RNI Subsidiaries’ business after the Closing Date in substantially the same manner as conducted prior to the Closing Date. Such property is in good operating condition and repair, normal wear and tear excepted, and normal maintenance has been performed. A list of such assets is attached as Exhibit E.

g)	Intangible Property. The RNI Subsidiaries own, or possess, or shall own at Closing adequate licenses or other valid rights to use all existing United States and foreign patents, trade names, service marks, copyrights, trade secrets, and applications therefor listed in the RNI Schedule, which are material to their business as currently conducted (the “RNI Intellectual Property Rights”), except where the failure to have such RNI Intellectual Property Rights would not reasonably be expected to have an Adverse Effect. The RNI Subsidiaries have the right and authority to use, and to continue to use such of their assets as are necessary to carry on their business.

h)	IP Rights. As to the RNI Intellectual Property Rights, after the Closing Date, the RNI Subsidiaries shall maintain such property in connection with the conduct of their business in the manner presently conducted, and to RNI’s Knowledge such use or continuing use does not and will not materially infringe upon or violate any rights of any other person.

i)	Real Property. Except as specified on the RNI Schedule, the RNI Subsidiaries are not a party to any material lease agreements and do not have any interests in any parcel of real property, improved or otherwise.

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j)	Tax Matters. Within the times and in the manner prescribed by law, the RNI Subsidiaries have filed, or will have filed, all federal, state and local tax returns and all tax returns for other governing bodies having jurisdiction to levy taxes upon them that are required to be filed. Unless otherwise disclosed the RNI Subsidiaries have paid all taxes, interest, penalties, assessments and deficiencies that have become due, including without limitation income, franchise, real estate, and sales and withholding taxes. No examinations of the federal, state or local tax returns of the RNI Subsidiaries are currently in progress or to RNI’s Knowledge threatened and no deficiencies have been asserted or to RNI’s Knowledge assessed against the RNI Subsidiaries as a result of any audit by the Internal Revenue Service or any state or local taxing authority and no such deficiency has been proposed or threatened.

k)	Books and Records. The general ledger and books of account of the RNI Subsidiaries, all minute books of the RNI Subsidiaries, all federal, state and local income, franchise, property and other tax returns filed by the RNI Subsidiaries, all of which have been made available to VMCS, are in all material respects complete and correct and have been maintained in accordance with good business practice and in accordance with all applicable procedures required by laws and regulations, except as would not reasonably be expected to have an Adverse Effect.

l)	Contracts and Commitments. The RNI Schedule lists all material contracts and agreements to which RNI Subsidiaries are a party, whether written or oral. Each such contract is a valid and binding agreement of the RNI Subsidiaries, enforceable against the RNI Subsidiaries in accordance with its terms, is in full force and effect and represents the material terms of the agreement between the respective parties. The RNI Subsidiaries have materially complied with all obligations required pursuant to such contracts to have been performed by the RNI Subsidiaries on their part and neither the RNI Subsidiaries nor, to RNI’s Knowledge, any other party to such contract is in breach of or default in any material respect under any such contract.

m)	Compliance with Laws. The RNI Subsidiaries have all requisite licenses, permits and certificates, including environmental, health and safety permits, from federal, state and local authorities necessary to conduct their business as currently conducted and own and operate their assets, except where the failure to have such licenses, permits or certificates would not reasonably be expected to have an Adverse Effect. To RNI’s Knowledge, the RNI Subsidiaries are not in any material respect in violation of any federal, state or local law, regulation or ordinance (including, without limitation, laws, regulations or ordinances relating to building, zoning, environmental, disposal of hazardous waste, land use or similar matters) relating to their business or their properties.

n)	Employee Benefit Plans. Except as specified in the RNI Schedule, the RNI Subsidiaries have no (A) employee benefit plans as defined in ERISA Section 3(3), (B) bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance or other similar employee benefit plans, or (C) material unexpired severance agreements with any current or former employee.

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o)	Indebtedness to and from Affiliates. The RNI Subsidiaries are not indebted, directly or to RNI’s Knowledge indirectly, to any officer, director or 10% stockholder of RNI in any amount other than for salaries for services rendered or reimbursable business expenses, and no such person is indebted to the RNI Subsidiaries except for advances made to employees of the RNI Subsidiaries in the ordinary course of business to meet reimbursable business expenses. All Employment Agreements of the RNI Subsidiaries, which will continue in effect after the Closing Date are listed in the RNI Schedule.

p)	Regulatory Approvals. All consents, approvals, authorizations or other requirements prescribed by any law, rule or regulation that must be obtained or satisfied by the RNI Subsidiaries or RNI and that are necessary for the execution and delivery by RNI of this Agreement or any documents to be executed and delivered by the RNI Subsidiaries or RNI in connection therewith have been, or prior to the Closing Date will be, obtained and satisfied.

q)	No Brokers. No broker or finder has acted for the RNI Subsidiaries or RNI in connection with this Agreement or the transactions contemplated hereby, and no broker or finder is entitled to any brokerage or finder’s fee or other commissions in respect of such transactions based upon agreements, arrangements, or understandings made by or on behalf of the RNI Subsidiaries or RNI.

r)	Disclosure. The information concerning the RNI Subsidiaries set forth in this Agreement, the exhibits and schedules hereto, and any document, statement or certificate furnished or to be furnished in connection herewith does not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated herein or therein or necessary to make the statements and facts contained herein or therein, in light of the circumstances in which they are made, not false or misleading.

s)	Absence of Liabilities. Except as set forth on the RNI Subsidiaries balance sheets the RNI Subsidiaries do not have any liability or obligation, secured or unsecured, whether accrued, absolute, contingent, unasserted or otherwise, that exceeds an aggregate of $1,000. The Parties recognize that the Series B Preferred Stock to be issued hereunder to Rennova is in consideration for the settlement of approximately $14,000,000 in debt to Rennova.

5.	VMCS’s Representations and Warranties. VMCS represents and warrants to Rennova and the RNI Subsidiaries, that the statements contained in this Section are true and correct as of the Effective Date and will be true and correct as of the Closing Date, as set forth herein and in the disclosure schedule delivered by VMCS to RNI (the “VMCS Schedule”), arranged in sections corresponding to the paragraphs in this Section; the disclosure in any section or paragraph will quality other paragraphs in this Section to the extent that it is reasonably apparent from a reading of the disclosure that it also qualifies or applies to such other paragraphs.

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a)	Organization.

i)	VMCS is a corporation validly existing and in good standing under the laws of the State of Nevada and has all requisite power and authority and possesses all necessary governmental approvals necessary to own, lease and operate its properties, to carry on its business as now being conducted and as proposed to be conducted after the Closing, to execute and deliver this Agreement and the agreements contemplated herein, and to consummate the transactions contemplated hereby and thereby. VMCS is duly qualified to do business and is in good standing in all jurisdictions in which its ownership of property or the character of its business requires such qualification, except where the failure to be so qualified would not reasonably be expected to have an Adverse Effect. Certified copies of its Articles of Incorporation and Bylaws, as amended to date, as currently in effect, have been made available to the RNI Subsidiaries and RNI, are complete and correct, and no amendments have been made thereto or have been authorized since the date thereof. VMCS is not in violation of any of the provisions of its Articles of Incorporation or Bylaws. There are no cumulative voting rights for directors of VMCS and no stockholder of VMCS has or will have any appraisal or dissenters’ rights in connection with this Agreement, the Acquisition or the transactions contemplated hereby.

b)	Capitalization of VMCS.

i)	The authorized capital stock of VMCS consists of 325,000,000 shares of common stock with a Par value of $0.0001, and 25,000,000 shares of preferred stock with a Par value of $0.0001. As of the date of this Agreement, no more than 250,000,000 shares of common stock are issued and outstanding, and 1,000 shares of preferred A stock are issued and outstanding. Before closing 14,000,000 common shares will be returned to treasury/cancelled and any previously created designation of preferred stock will be cancelled or amended per the designations provided as part of this agreement. No shares of capital stock are currently held by VMCS in treasury. All of the outstanding shares of capital stock of VMCS are, and all shares of Preferred Stock of VMCS which may be issued pursuant to this Agreement will be when issued, duly authorized and validly issued, fully paid and non-assessable, and not subject to any preemptive rights, and were or will be issued in compliance with all applicable state and federal securities laws.

ii)	There are no outstanding (A) options, warrants, or other rights to purchase any capital stock of VMCS; (B) debt securities or instruments convertible into or exchangeable for shares of such stock; or (C) commitments of any kind for the issuance of additional shares of capital stock or options, warrants or other securities of VMCS.

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c)	No Subsidiaries. There are no subsidiaries as of the date of Agreement of VMCS.

d)	Authorization. VMCS has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by VMCS and the consummation by VMCS of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate and stockholder action by VMCS and no other corporate proceedings on the part of VMCS and no stockholder vote or consent is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by VMCS. This Agreement and all other agreements and obligations entered into and undertaken in connection with the transactions contemplated hereby to which VMCS is a party constitute the valid and legally binding obligations of VMCS enforceable against VMCS in accordance with their respective terms, except as may be limited by principles of equity or applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws relating to or affecting the rights and remedies of creditors generally. The execution, delivery and performance by VMCS of this Agreement and the agreements provided for herein, and the consummation by VMCS of the transactions contemplated hereby and thereby, will not, with or without the giving of notice or the passage of time or both, violate the provisions of the Articles of Incorporation or Bylaws of VMCS, or (i) violate any judgment, decree, order or award of any court, governmental body or arbitrator; (ii) conflict with or result in the breach or termination of any term or provision of, or constitute a default under, or cause any acceleration under, or cause the creation of any lien, charge or encumbrance upon the properties or assets of VMCS pursuant to, any indenture, mortgage, deed of trust or other instrument or agreement to which VMCS is a party or by which VMCS or any of its respective properties is or may be bound; or (iii) to VMCS’s Knowledge, violate the provisions of any law, rule or regulation applicable to VMCS, except where such violation would not reasonably be expected to have an Adverse Effect. No “fair price,” moratorium,” “control share acquisition,” “related party transaction” or other similar anti-takeover statute or regulation is or at the Closing Date will be applicable to this Agreement, the Acquisition or any transaction contemplated hereby.

e)	No Conflict. The execution and delivery of this Agreement by VMCS do not require any consent or approval under, result in any breach of, result in any loss of any benefit under or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of any lien or encumbrance on any property or asset of VMCS pursuant to any material agreement of VMCS or other instrument or obligation of VMCS.

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f)	Litigation. There is no action, suit, legal or administrative proceeding or investigation pending or, to VMCS’s Knowledge, threatened against or involving VMCS (either as a plaintiff or defendant) before any court or governmental agency, authority, body or arbitrator. There is not in existence on the date hereof any order, judgment or decree of any court, tribunal or agency to VMCS’s Knowledge, enjoining or requiring VMCS to take any action of any kind with respect to its properties, assets or business.

g)	Intellectual Property. VMCS owns or possesses, or will own at Closing adequate licenses, or other valid rights to use all United States and foreign patents, trade names, service marks, copyrights, trade secrets and applications which are material to its business as currently conducted or as proposed to be conducted after the Closing. At Closing, the License Agreement will be in full force and effect and is a valid and binding agreement of the parties thereto enforceable against the parties in accordance with its terms. At Closing, no party is in default of the License Agreement, and no party will have claimed any default or right to terminate the License Agreement, nor will there any basis therefor.

h)	Absence of Liabilities. VMCS does not have any liability or obligation, secured or unsecured, whether accrued, absolute, contingent, unasserted or otherwise, that exceeds an aggregate $1,000, prior to the date hereof, not including legal fees related to this agreement (See Registration Rights discussed hereafter.) No broker or finder has acted for VMCS in connection with this Agreement or the transactions contemplated hereby and no broker or finder is entitled to any brokerage or finder’s fee or commission in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of VMCS

i)	Issued Shares. VMCS has approximately 249,000,000 common shares issued and outstanding in the public hands and 1,000 Preferred A shares issued and owned by Mr. Gerard Dab.

6.	Other Covenants and Agreements of the Parties.

a)	Divisions. There shall be two wholly-owned subsidiaries of VMCS:

i)	One for the software divisions of Rennova known as Health Technology Solutions, Inc.; and

ii)	One for the genetic testing interpretation of Rennova known as Advanced Molecular Services Group, Inc.

b)	Capital Raising Plan for Divisions. Upon signing this Agreement, Rennova will immediately work to facilitate a capital raise for VMCS to meet the cash needs of the business opportunity as proposed.

c)	Financial Statements for Divisions. Rennova shall furnish at its sole expense, audited subsidiary financial statements per SEC requirements to meet reporting requirements associated with the proposed company for the prior two fiscal years plus subsidiary financial statements for any interim periods. (Pre-Acquisition)

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d)	Upon closing auditors and lawyers will be appointed to complete a consolidated audit and the necessary filings to get VMCS fully reporting and compliant with the SEC and to file an S-1 registration statement

e)	Valuations. Note: It is accepted that anticipated that any accounting valuations sought for assets being acquired or value included on the balance sheet will be substantially less than $14,000,000 total. (Pre-Acquisition).

f)	Investment Banking. Any agreements that exist between the parties and any third parties for the provision of investment banking or other services that may create a liability in equity or cash for VMCS in relation to this proposed transaction will be fully disclosed and agreed by the parties.

g)	Reverse Stock Split. The parties agree that post closing VMCS shall consider all options available, including the amendment of the articles of association to increase of authorized shares if necessary to complete a funding, but will if required by a source of funding, complete a reverse split of the outstanding common shares. The parties do not anticipate any such action being necessary for at least six months from closing.

h)	Conduct of Business. From the Effective Date until the Closing Date, each of VMCS and the RNI Subsidiaries shall conduct its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted. Except as provided in this Agreement, each of VMCS and the RNI Subsidiaries shall not, prior to the Closing Date:

i. declare, set aside or pay any dividends or make any other distribution in respect of its capital stock or issue or authorize the issuance of any capital stock or any rights thereto;

ii. acquire or agree to acquire any assets or securities of any other party;

iii. sell, lease or otherwise transfer any of its assets;

iv. make any loans or advances or make any borrowings, or agree to do so;

v. enter into, amend or terminate any contract or agreement, including any employment contract, or agree to do so;

vii. increase the compensation payable to any employee or agree to do so; or

viii. enter into or agree to enter into any benefit plans.

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7.	Indemnification of Directors and Officers. All rights to indemnification by RNI, the RNI Subsidiaries and/or VMCS existing in favor of each individual who is an officer or director of RNI, any RNI Subsidiary or VMCS as of the date of this Agreement (each such individual, an “Indemnified Person”) for his acts and omissions as a director or officer of RNI, any RNI Subsidiary or VMCS occurring prior to the Closing Date, as provided in the applicable Certificate of Incorporation, Bylaws or Articles of Incorporation (as in effect as of the date of this Agreement) shall survive the Acquisition and shall continue in full force and effect (to the fullest extent such rights to indemnification are available under and are consistent with applicable law) for a period of six years from the Closing Date.

8.	Confidentiality. Each Party shall ensure that any nonpublic information provided to it by any other Party in confidence shall be treated as strictly confidential and that all such confidential information that each Party or any of its respective officers, directors, employees, attorneys, agents, investment bankers, or accountants may now possess or may hereinafter create or obtain relating to the financial condition, results of operations, businesses, properties, assets, liabilities, or future prospects of the other such parties, any affiliate thereof, or any customer or supplier thereof shall not be published, disclosed, or made accessible by any of them to any other person at any time or used by any of them, in each case without the prior written consent of the other Party; provided, however, that the restrictions of this Section shall not apply (a) as may otherwise be required by law, (b) as may be necessary or appropriate in connection with the enforcement of this Agreement, or (c) to the extent such information was in the public domain when received or thereafter enters the public domain other than because of disclosures by the receiving Party. Each such Party shall cause all of such other persons who received confidential information, from time to time to deliver to the disclosing party all tangible evidence of such confidential information to which the restrictions of this Section apply upon written request.

9.	Termination.

a)	This Agreement may be terminated and abandoned at any time prior to the Closing Date of the Acquisition:

i)	by mutual written consent of VMCS and Rennova;

ii)	by either VMCS or Rennova if any governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Acquisition and such order, decree, ruling or other action shall have become final and non-appealable;

iii)	by either VMCS or Rennova, so long as such Party is not in breach hereunder, if the Acquisition shall not have been consummated on or before July 31, 2021

iv)	by VMCS, if there has been a material breach of this Agreement on the part of Rennova of its obligations hereunder or if any of its representations or warranties contained herein shall be materially inaccurate and such breach or inaccuracy is not curable or, if curable, is not cured within ten (10) days after written notice of such breach is given by VMCS to Rennova; or

v)	by Rennova, if there has been a material breach of this Agreement on the part of VMCS of its obligations hereunder or if any of its representations or warranties contained herein shall be materially inaccurate and such breach or inaccuracy is not curable or, if curable, is not cured within ten (10) days after written notice of such breach is given by Rennova to VMCS.

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b)	In the event of termination of this Agreement by either Rennova or VMCS provided in this Section 9, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of VMCS or Rennova, other than the provisions of Section 8 and this Section 9. Nothing contained in this Section 9 shall relieve any Party for any breach of the representations, warranties, covenants or agreements set forth in this Agreement.

10.	Miscellaneous.

a)	Survival. The representations and warranties of the Parties will survive for 12 months after the Closing Date and only those covenants that by their terms survive the Closing Date shall survive the Closing Date. This Section 10 shall survive the Closing Date.

b)	Press Releases and Public Announcements. No Party will issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other Parties; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing requirement or trading agreement.

c)	No Third-Party Beneficiaries. This Agreement will not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns.

d)	Notices. All notices required or permitted under this Agreement will be in writing and will be given by certified or regular mail or by any other reasonable means (including personal delivery, facsimile, or reputable express courier) to the Party to receive notice at the following addresses or at such other address as any Party may, by notice, direct:

To VMCS:	50 West Liberty Street, Suite 880, Reno, Nevada 89501 Attention Gerard Dab

With a copy to: (which will not constitute notice)	[ ]

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To RNI:	400 Australian Avenue. Suite 800 West Palm Beach, FL 33409 Attn: Seamus Lagan

With a copy to (which will not constitute notice):	J. Thomas Cookson Partner Shutts & Bowen LLP 200 South Biscayne Boulevard Suite 4100 Miami, FL 33131

All notices given by certified mail will be deemed as given on the delivery date shown on the return mail receipt, and all notices given in any other manner will be deemed as given when received.

e)	Waiver. The rights and remedies of the Parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising from this Agreement or the documents referred to in this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the waiving Party, (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given, and (c) no notice to or demand on one Party will be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

f)	Further Assurances. The Parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other Parties may reasonably request for the purpose of carrying out the intent of this Agreement and of the documents referred to in this Agreement.

g)	Successors and Assigns. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties, which may be granted or withheld at the sole discretion of such other Parties. Any unauthorized assignment is void.

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h)	Severability. Any provision of this Agreement that is invalid, illegal or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

i)	Expenses. Each Party will pay all fees and expenses (including, without limitation, legal and accounting fees and expenses) incurred by such Party in connection with the transactions contemplated by this Agreement.

j)	Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Florida, without giving effect to principles of conflicts of laws.

k)	Counterparts; Signatures. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original, but all of which will be one and the same document. Facsimiles and electronic copies in portable document format (“PDF”) containing original signatures shall be deemed for all purposes to be originally signed copies of the documents that are the subject of such facsimiles or PDF versions.

l)	Entire Agreement. This Agreement, the schedules and exhibits hereto, and the agreements and instruments to be delivered by the Parties on Closing represent the entire understanding and agreement between the Parties and supersede all prior oral and written and all contemporaneous oral negotiations, commitments and understandings.

m)	Amendment. This Agreement may be amended only in writing signed by the Parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Closing Date.

n)	Definitions. For purposes of this Agreement, the following terms shall mean:

i)	“Adverse Effect” means any event, change, development, or effect that, individually or in the aggregate, will or could reasonably be expected to have a material adverse effect on (i) the business, operations, assets, liabilities, prospects, results, or financial condition of VMCS or the RNI Subsidiaries (taken as a whole), as applicable, or (ii) the ability of VMCS or the RNI Subsidiaries (taken as a whole), as applicable, to consummate this Agreement and the transactions contemplated hereby; and

ii)	“Knowledge” means the actual knowledge of any officer of RNI or VMCS, as applicable, upon reasonable inquiry.

[Signature page to follow]

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IN WITNESS WHEREOF, the parties hereto have executed this Acquisition Agreement as of the date first above written.

Rennova Health, Inc.

By:	/s/ Seamus Lagan
Name:	Seamus Lagan
Its:	President

VisualMED Clinical Solutions, Corp.

By:	/s/ Gerard Dab
Name:	Gerard Dab
Its:	President

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Exhibit A – Series A Designation

Exhibit B – Series B Designation

Exhibit C – Series C Designation

Exhibit B – Consulting agreement with Dial M Productions of Buffalo, WY

Exhibit D – Current cap table and proposed cap table at closing

Exhibit E – Description of assets

JUNE 23RD 2021

SUPPLEMENT TO ACQUISITION AGREEMENT COMPLETED ON MAY 12TH 2021

Rennova Health, Inc., a Delaware corporation, with its principal office at, 400 S. Australian Ave. 8th Floor. West Palm Beach, FL 33401 (“Rennova” or “RNI”) and Visualmed Clinical Solutions, Corp. 50 West Liberty Street, Suite 880, Reno, Nevada 89501 (“VMCS”) executed an acquisition agreement dated May 12th 2021. Each of RNI and VMCS is referred to herein individually as a “Party,” or collectively as the “Parties.”

WHEREAS, the agreement outlined certain closing conditions

WHEREAS, one of the closing conditions was that VMCS would file a number of outstanding filings with OTC Markets to become compliant with OTC reporting requirements

VMCS has applied to OTC Markets to complete the filings

OTC Markets has not yet completed the review of the application or provided VMCS access to its portal to upload the filings

VMCS has completed the various financial statements required and can file them with OTC Markets on having access to the OTC Portal

WHEREAS, the Parties have assessed the closing condition and publicly available information indicating that OTC Markets are overwhelmed and are taking many weeks to review, accept and validate applications.

The Parties have determined that it is in the best interest of the Parties and their shareholders to waive the closing condition and close the agreement immediately, before the end of the second quarter.

It is the intention of the Parties to appoint auditors on closing and file the forms and financial information required by the SEC to become fully reporting as soon as practical.

NOW, THEREFORE, the Parties agree to waive this closing condition and take the necessary steps to close the acquisition agreement:

[Signature page to follow]

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IN WITNESS WHEREOF, the parties hereto have executed this Acquisition Agreement as of the date first above written.

Rennova Health, Inc.

By:	/s/ Seamus Lagan
Name:	Seamus Lagan
Its:	President

VisualMED Clinical Solutions, Corp.

:	By:	/s/ Gerard Dab
	Name:	Gerard Dab
	Its:	President

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